File No. 812-13743

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION
6(C) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED FOR
EXEMPTIONS FROM SECTION 19(B) OF THE ACT AND RULE 19B-1 THEREUNDER
__________________________________________________________
In the Matter of:
FEDERATED ENHANCED TREASURY INCOME FUND
FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND
FEDERATED PREMIER MUNICIPAL INCOME FUND
AND
FEDERATED INVESTMENT MANAGEMENT COMPANY
__________________________________________________________

Please direct all communications, notices and orders to:

Clair E. Pagnano, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111-2950

With copies to:

Gregory Dulski
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3779

As filed with the Securities and Exchange Commission

On May 18, 2010

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

In the Matter of FEDERATED ENHANCED TREASURY INCOME FUND FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND FEDERATED PREMIER MUNICIPAL INCOME FUND AND FEDERATED INVESTMENT MANAGEMENT COMPANY	) ) ) ) ) ) ) ) )

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTIONS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

File No.  812-13743

Federated Enhanced Treasury Income Fund, Federated Premier Intermediate Municipal Income Fund, Federated Premier Municipal Income Fund (the “Current Funds”) and Federated Investment Management Company (“Federated” or the “Adviser”) and each registered closed-end investment company currently advised or to be advised in the future by Federated (including any successor in interest)1 or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Act”)) with Federated (such entities, together with Federated, the “Investment Advisers”) that decides in the

1	A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

future to rely on the requested relief2 (such investment companies, together with the Current Funds, are referred to as the “Funds,” and with Federated, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing Applicants an exemption from the provisions of Section 19(b) of the Act (“Section 19(b)”) and Rule 19b-1 thereunder (“Rule 19(b)”), as more fully set forth below.
I.         Applicants.
           Each Current Fund is, and each future Fund will be, a closed-end management investment company registered under the Act.  Set forth below in tabular format is descriptive information regarding the Current Funds, each of which is a diversified fund:

Fund	Investment Objective	Summary Strategy
Enhanced Treasury Income Fund, a Delaware statutory trust (7/11/07) NYSE Listing: FTT Total assets as of 4/30/2010: $175,669,323 Outstanding common shares as of 11/30/2009: 9,500,000	To provide current income, with total return as a secondary objective.
Invests at least 80% of its assets in U.S. Treasury securities and may invest up to 20% of its assets in U.S. government agency securities, including mortgage-backed securities.  The Fund will also write call options and/or options on futures of U.S. Treasury securities and U.S. government agency securities and index call options on the value of U.S. Treasury and U.S. government agency securities on a continuous basis on at least 50% to 80% of the value of its holdings of U.S. Treasury and U.S. government agency securities.

2	All existing Funds currently intending to rely on the requested Order (defined below) are named as applicants. Any closed-end investment company that relies on the Order in the future will comply with the terms and conditions of this application.

Fund	Investment Objective	Summary Strategy
Premier Intermediate Municipal Income Fund, a Delaware statutory trust (10/31/02)

NYSE Listing:  FTP

Total assets as of 4/30/2010: $136,525,333

Outstanding common shares as of 11/30/2009:  6,953,476

Outstanding preferred shares as of 11/30/2009:  1,676

To provide current income exempt from federal income tax.
Invests in high-quality, short-term tax exempt money market securities or high-quality tax-exempt securities with relatively low volatility, such as pre-refunded and intermediate-term bonds.  Under normal circumstances, the Fund maintains a dollar-weighted average portfolio maturity of three to ten years and a dollar-weighted average duration of three to eight years.

Premier Municipal Income Fund, a Delaware statutory trust (10/16/02)

NYSE Listing:  FMN

Total assets as of 4/30/2010:  $121,095,135

Outstanding common shares as of 11/30/2009:  6,148,789

Outstanding preferred shares as of 11/30/2009:  1,463
To provide current income exempt from federal income tax.
Invests in high-quality, short-term tax-exempt money market securities and high-quality tax-exempt securities with relatively low volatility, such as pre-refunded and intermediate-term bonds.  Under normal circumstances, the Fund maintains a dollar-weighted average portfolio maturity of 15 to 30 years and a dollar-weighted average duration of 7 to 13 years.

Each of the Premier Intermediate Municipal Income Fund and Premier Municipal Income Fund have issued two classes of shares: (1) common shares of beneficial interest; and (2) preferred shares.  The Enhanced Treasury Income Fund has not yet commenced operations, but currently intends to issue only common shares.
Federated, a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”), acts as the Current Funds’ investment adviser and administrator.  Federated (or its affiliates) currently serves as the investment adviser to investment companies and various individual and institutional clients with combined assets under management of approximately $392.3 billion as of September 30, 2009.  Federated is a wholly-owned subsidiary of Federated Investors, Inc.  Each future Investment Adviser to a Fund will be registered under the Advisers Act.
Objectives of the Distribution Plan.  The objectives of the distribution plan (defined below) are two-fold: (1) to give investors an investment that provides regular distribution and steady cash flow; and (2) to help address discounts to net asset value per common share (“NAV”) that many closed-end funds, including the Current Funds, experience.  Additionally, Applicants intend that over the long-term the rate of a Fund’s distributions will approximately equal the average annual total returns of that Fund.
Applicants believe that investors in the common shares of the Current Funds may prefer an investment vehicle that provides regular/monthly distributions and a steady cash flow.  In this regard, Applicants note in particular that a significant portion of certain of the Current Funds’ assets are invested in U.S. Treasury securities or municipal bonds that may pay tax-favored dividends.  Accordingly, certain such investors may generally expect a similar distribution policy.
In addition, the common stock of closed-end funds generally tends to trade in the marketplace at a discount to their NAVs.  At times, shareholders of certain closed-end funds trading at discounts have made it increasingly clear to the boards of directors and management of their funds that serious steps need to be taken toward addressing the discount.  To try to reduce the persistent discounts at which their shares trade, many closed-end funds have adopted managed distribution plans, which call for monthly or quarterly distributions to shareholders.  Some of these funds have successfully narrowed their discounts as a result.  In the view of the Applicants, the discount at which the Funds’ common shares may trade also may be reduced if such Funds similarly adopt a managed distribution plan that will permit such Funds to pay capital gains dividends with respect to their common stock more frequently than is permitted under Rule 19b-1.

II.           Relief Requested.
Section 19(b) provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the "Code"), more often than once every twelve months.  Rule 19b-1 of the Act provides that no registered investment company, which is a "regulated investment company" as defined in Section 851 of the Code shall make more than: (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company; (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code, plus (iii) one supplemental "clean-up" capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.
The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares, if applicable, so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Funds' proposed distribution policies, in the absence of such an interpretation, Applicants hereby request an Order pursuant to Section 6(c) of the Act granting an exemption from Section 19(b) and Rule 19b-1.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.

III.           Representation of the Applicants.
Applicants make the following representations regarding the requested relief:
Prior to implementing a distribution plan in reliance on the Order, the Board of Trustees (the “Board”) of a Fund, including a majority of the members who are not “interested persons” of such Fund as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), shall have requested, and the Adviser shall have provided, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy.  In particular, the Board and the Independent Trustees shall have reviewed information regarding the purpose and terms of a proposed distribution policy, the likely effects of such policy on such Fund’s long-term total return (in relation to market price and NAV) and the relationship between such Fund’s distribution rate on its common shares under the policy and such Fund’s total return (in relation to NAV); whether the rate of distribution would exceed such Fund’s expected total return in relation to its NAV; and any foreseeable material effects of such policy on such Fund’s long-term total return (in relation to market price and NAV).

The Independent Trustees shall also have considered what conflicts of interest the Adviser and the affiliated persons of the Adviser and each such Fund might have with respect to the adoption or implementation of such policy.  Only after considering such information shall the Board, including the Independent Trustees, of a Fund approve a distribution policy with respect to such Fund’s common shares (the “Plan”) and in connection with such approval shall have determined that such Plan is consistent with a Fund’s investment objectives and in the best interests of a Fund’s common shareholders.
Generally, the purpose of a Plan would be to permit a Fund to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board, all or a portion of the returns of capital paid by portfolio companies to such Fund during such year.  It is anticipated that under the Plan of a Fund, such Fund would distribute to its respective common shareholders a fixed monthly percentage of the market price of such Fund’s common shares at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which may be adjusted from time to time.  It is anticipated that under a Plan, the minimum annual distribution rate with respect to such Fund’s common shares would be independent of a Fund’s performance during any particular period but would be expected to correlate with a Fund’s performance over time.  Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of a Fund’s performance for an entire calendar year and to enable a Fund to comply with the distribution requirements of

Subchapter M of the Code for the fiscal year, it is anticipated that each distribution on the common shares would be at the stated rate then in effect.
                In addition, prior to the implementation of a Plan for a Fund, the Board shall have adopted policies and procedures under Rule 38a-1 under the Act that:
(i)           are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Plan include the disclosure required by condition 3(a) below; and
(ii)           require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.
The records of the actions of the Board of Trustees of a Fund shall summarize the basis for its approval of a Plan, including its consideration of the factors described above.  Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.
In order to rely on the Order, a future Fund must satisfy each of the foregoing representations, except that such representations will be made in respect of actions by the board of directors of such future Fund and will be made at a future time and except that the purpose of its distribution policy may differ from the purpose of the Plans by the Current Funds in that such distribution policy may be to distribute a fixed amount or a fixed percentage of NAV or NAV without regard to the level of income, appreciation or total return of such Fund over particular series of dividend periods or with regard to only one or a combination of such elements over such period of time and may exclude reference to distributions of capital received from portfolio companies. Notwithstanding the foregoing, under any such distribution policy such future Fund would expect that its distributions would correlate with its total return over time plus, if applicable, distributions of capital received from such future Fund’s portfolio companies.

IV.           Justification for the Requested Relief.
Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) and Rule 19b-1 would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.
1.	Receipt of the Order would serve shareholder interests.
Applicants believe that the shareholders of the Funds may prefer an investment vehicle that provides regular/monthly distributions and a steady cash flow through a fixed distribution plan.
An exemption from Rule 19b-1 would benefit shareholders in another way.  The common stock of closed-end funds generally tends to trade in the marketplace at a discount to their NAVs.  In the view of the Applicants, the discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.  Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.
2.	Each Fund's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.
One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.3  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital).  Similar information is included in the Funds’ annual reports to shareholders and on Internal Revenue Service (“IRS”) Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).
In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part V below, and each of them has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to shareholders.

3
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the "Report").

By providing the information required by Section 19(a) and Rule 19a-1, and by complying with the procedures adopted under the Plan and the conditions listed below, each Current Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to a Fund's net investment income (which for this purpose is a Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  Compliance with each Fund’s compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information.  In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, order or the staff.
3.	Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.
Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management: (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1; and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.
No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.
The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.
4.	Other concerns leading to adoption of Rule 19b-1 are not applicable.
Another concern that led to the enactment of Section 19(b) and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as the Current Funds, which do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.
The Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, if any, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss on the sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gains distributions received with respect to such shares, and this rule discourages selling the dividend.
5.	Further limitations of Rule 19b-1.
Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental "clean-up" distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.
Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under this rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital4 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available.  To distribute all of a fund's long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.
Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling

4	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.
The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.
Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.
The proposed Order will assist the Current Funds in avoiding these Rule 19b-1 problems.
6.	General
The relief requested is that the Commission permit the Current Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof.  Granting this relief would provide the Current Funds with flexibility in meeting investor interest in receiving more frequent distributions.  By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.
The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year.  In these circumstances, it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.
In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Current Funds' distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.           Applicants’ Conditions
Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

1.    Compliance Review and Reporting
The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether: (i) the Fund and its Investment Adviser have complied with the conditions of the Order; and (ii)  a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.
2.           Disclosures to Fund Shareholders
(a)           Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:
(i)           Will provide, in a tabular or graphical format:
(1)           the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
(2)           the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;
(3)           the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and
(4)           the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;
Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and
(ii)        will include the following disclosure:
(1)           "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";
(2)           "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";5 and
(3)           "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.";
Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;
(b)           On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:
(i)           describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);
(ii)           include the disclosure required by condition 2(a)(ii)(1) above;

5	The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(iii)           state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and
(iv)           describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and
(c)           Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.
3.           Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties
               (a)           The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;
               (b)           The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a) (ii) above, as an exhibit to its next filed Form N-CSR; and
(c)           The Fund will post prominently a statement on its (or the Investment Adviser's) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.
4.           Delivery of 19(a) Notices to Beneficial Owners
If a broker, dealer, bank or other person ("financial intermediary") holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.   Additional Board Determinations for Funds Whose Shares Trade at a Premium
If:
               (a)           The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and
(b)           The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;
then:
(i)           At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:
(1)           will request and evaluate, and the Fund's Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;
(2)           will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:
(A)           whether the Plan is accomplishing its purpose(s);
(B)           the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and
(C)           the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and
(3)           based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and
(ii)           The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.
6.           Public Offerings
The Fund will not make a public offering of the Fund's common shares other than:
           (a)           a rights offering below NAV to holders of the Fund's common shares;

           (b)           an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or
           (c)           an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:
(i)          the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date6, expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date7; and
(ii)          the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue.
7.	Amendments to Rule 19b-1
       The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make

6	If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.
7	If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VI.           Applicable Precedent.
The Commission has granted relief identical to the relief sought here in the following orders:  In the Matter of MFS Government Markets Income Trust, et al., Release No. 29063 (November 24, 2009); In the Matter of Pioneer Diversified High Income Trust, et al., Release No. 28995 (November 10, 2009); In the Matter of Neuberger Berman Management LLC, et al., Release No. 28994 (November 10, 2009); In the Matter of Evergreen Income Advantage Fund, et al., Release No. 28985 (October 27, 2009); In the Matter of Alpine Global Dynamic Dividend Fund, et al., Release No. 28937 (September 30, 2009); In the Matter of Clough Global Allocation Fund, et al., Release No. 28904 (September 21, 2009); In the Matter of Reaves Utility Income Fund, et al., Release No. 28843 (August 11, 2009); In the Matter of BlackRock International Growth and Income Trust, et al., Release No. 28719 (May 5, 2009); In the Matter of Eaton Vance Enhanced Equity Income Fund, et al., Release No. 28643 (March 10, 2009); In the Matter of SunAmerica Focused Alpha Growth Fund, Inc., et al., Release No. 28612 (February 3, 2009); In the Matter of Macquarie Global Infrastructure Total Return Fund Inc., et al., Release No. 28611 (February 3, 2009); In the Matter of Boulder Total Return Fund, Inc., et al., Release No. 28486 (November 17, 2008); In the Matter of The Zweig Total Return Fund, Inc., et al., Release No. 28485 (November 17, 2008); In the Matter of Calamos Convertible Opportunities and Income Fund, et al., Release No. 38483 (November 4, 2008); In the Matter of PIMCO Municipal Income Fund, et al., Release No. 28412 (September 29, 2008); In the Matter of John Hancock Income Securities Trust,

et al., Release No. 28389 (September 24, 2008); In the Matter of DNP Select Income Fund Inc., et al., Release No. 28368 (August 26, 2008); In the Matter of Cohen & Steers Advantage Income Realty Fund, Inc., et al., Release No. 28358 (August 19, 2008); In the Matter of The Mexico Fund, et al., Release No. 28357 (August 12, 2008); and In the Matter of ING Clarion Real Estate Income Fund, et al., Release No. 28352 (August 5, 2008).
VII.           Procedural Compliance.
At a meeting duly held on December 18, 2009, the Board of the Current Funds adopted the following resolution authorizing the execution and filing of this Application.
RESOLVED, to approve the filing of an exemptive order application with the Securities and Exchange Commission (“SEC”) to permit all current closed-end funds and hereinafter created registered closed-end investment companies advised by Federated Investment Management Company (“Federated”) or an adviser controlling, controlled by or under common control with Federated (collectively, the “Funds”) to adopt a managed distribution plan (the “Plan”) that would allow the Funds to implement a fixed distribution policy by distributing long-term capital gains as frequently as monthly.
Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation or the Declaration of Trust, as the case may be, of such Applicant responsibility for the management of the affairs of such Applicant is vested in its Board, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.
These verifications required by Rule 0-2(d) under the Act are attached to this Application as Exhibit A.
Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

1.	The address of each of the Applicants is as follows:

Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3779

2.	Any questions regarding this Application should be directed to:

Clair E. Pagnano, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111-2950

and

Gregory Dulski
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3779

VIII.        Conclusion.
On the basis of the foregoing, the Applicants respectfully request that the Commission enter an Order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund's NAV.

*                                *                                *                                *

FEDERATED ENHANCED TREASURY INCOME FUND
FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND
FEDERATED PREMIER MUNICIPAL INCOME FUND

By:	/s/ G. Andrew Bonnewell

Name:	G. Andrew Bonnewell
Title:	Assistant Secretary
Date:	May 18, 2010

FEDERATED INVESTMENT MANAGEMENT COMPANY

By:	/s/ G. Andrew Bonnewell

Name:	G. Andrew Bonnewell
Title:	Vice President, Secretary
Date:	May 18, 2010

LIST OF ATTACHMENTS AND EXHIBITS

Exhibit A

1.	Verification of Federated Enhanced Treasury Income Fund, Federated Premier Intermediate Municipal Income Fund, and Federated Premier Municipal Income Fund

2.	Verification of Federated Investment Management Company

Exhibit B  - Resolution

EXHIBIT A-1
VERIFICATION

STATE OF PENNSYLVANIA       )
COUNTY OF ALLEGHENY           )

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf Federated Enhanced Treasury Income Fund, Federated Premier Intermediate Municipal Income Fund, and Federated Premier Municipal Income Fund (“Funds”); that he is the Assistant Secretary of the Funds; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FEDERATED ENHANCED TREASURY INCOME FUND
FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND
FEDERATED PREMIER MUNICIPAL INCOME FUND

By:	/s/ G. Andrew Bonnewell

Name:	G. Andrew Bonnewell
Title:	Assistant Secretary
Date:	May 18, 2010

A-1

EXHIBIT A-2

VERIFICATION

STATE OF PENNSYLVANIA     )
COUNTY OF ALLEGHENY         )

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Federated Investment Management Company (“Federated”); that he is the Vice President and Secretary of Federated; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FEDERATED INVESTMENT MANAGEMENT COMPANY

By:	/s/ G. Andrew Bonnewell

Name:	G. Andrew Bonnewell
Title:	Vice President and Secretary
Date:	May 18, 2010

A-2

EXHIBIT B

Authority to Apply for SEC Exemptive Relief

RESOLVED, to approve the filing of an exemptive order application with the Securities Exchange Commission (“SEC”) to permit all current closed-end funds and hereinafter created registered closed-end investment companies advised by Federated Investment Management Company (“Federated”) or an adviser controlling, controlled by or under common control with Federated (collectively, the “Funds”) to adopt a managed distribution plan (the “Plan”) that would allow the Funds to implement a fixed distribution policy by distributing long-term capital gains as frequently as monthly.

B-1